UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Earnings Release 3rd quarter of 2025 (BRGAAP) www.santander.com.br/ri/en/ Strategy highlights 3 Strategy progress 4 Customer centricity 4 Transactionality 5 Credit 6 Investments 7 Culture and People 8 Performance analysis 10 Executive summary 11 Income Statement and Balance Sheet Analysis 12 Managerial income statement 12 Net interest income 13 Fees 14 Provisions for loan losses' results and cost of risk 16 NPL Formation, write-off and renegotiated loan portfolio 17 Asset quality 18 Expenses 19 Other Operating Income and Expenses 20 Balance sheet 20 Loan portfolio 21 Funding 24 Capital 24 Reconciliation of accounting and managerial results 25 Third quarter 2025 Index 2 Santander Brasil | 3rd quarter of 2025 Earnings Release Financial Highlights | 3Q25 Earning Release of the 3rdquarter of 2025 (BRGAAP) MARIO LEÃO CEO OF SANTANDER BRASIL Expanded Loan Portfolio R$ 688.8 billion (+2.0% QoQ and +3.8% YoY) Discipline in capital allocation, prioritizing higher-return portfolios Expenses Expense management remains under strict control and well below inflation Cost of risk Improvement in short-term delinquency and new vintages Net Profit Net Interest Income R$ 15.2 billion (-1.2% QoQ and -0.1% YoY) Fees R$ 5.5billion(+6.7%QoQand+4.1%YoY) Fees expanding in a diversified manner Client NII with strong performance in credit and funding, with markets declining within expected R$6.4billion(+0.2%QoQand-0.5%YoY) 3.86% (stableQoQand+0.2 p.p. YoY) (+9.6% QoQ and +9.4% YoY) Funding from clients Evolution in the funding mix, with a focus on Individuals R$ 659.5billion(+2.4%QoQand+2.8%YoY) Thisquarter,wereportedanetprofitofR$4.0billionandareturnonequityof17.5%,expandingbothyear-over-yearandquarter-over-quarter,eveninamorechallengingmacroeconomicenvironment.Weremainfocusedoneachclient,executingourstrategyofbeingthemostpresentbankintheirlives,whilebuildingamorediversified,solid,andprofitableoperation. Incredit,wecontinuetomaintainthesamedisciplineincapitalallocation,prioritizinghigherprofitabilityandhigher-qualityassets.Ontheliabilityside,wekeepoptimizingourfundingmix,withgreaterparticipationfromtheIndividualssegment,therebyreducingthecostofdeposits.Wearestrengtheningourbalancesheetandbuildinganincreasinglyresilientportfoliofor2026.Intermsofassetquality,wealreadyseeimprovementsinshort-termindicators,reflectingthebetterqualityofrecentvintages,althoughlongtermratiosremainunderpressuregiventhemacrobackdrop.Intermsofexpenses,ourefficiencyculture,combinedwiththeuseoftechnology,continuestostreamlineprocesses,enhanceproductivity,anddeliverbetterexperiencestoourcustomers. Wealsohighlighttheprogressacrossourbusinesslines:(i)InConsumerFinance,wecontinuetoprovidesolutionsthatdelivervaluetoourclientswithinacomprehensiveecosystemthatenablescross-sellingopportunitiesanddrivesfeeincomegrowth;(ii)InSMEs,wecontinuetoreinforceourcommitmenttobeingclose,available,andfullyintegratedintoourbusinesses,deliveringtailoredsolutionsthattranslateintohigherproductivity,profitability,andsatisfaction;(iii)InPayments,wearetransformingtheclientjourneyanddeliveringanewexperience.Thisquarter,welaunchedPixviacreditcard,combiningspeedwithcreditflexibility;and(iv)InOctober,welaunchedVáDiretoaosstraighttotheournewcampaignfocusedonenhancingthecreditcardcustomerexperience,offeringanevenmorecompletejourney. Ourcustomerobsessiontranslatesintoserviceexcellence,empathy,andmeaningfulsolutionsforindividualsandbusinesses.Weareleveragingartificialintelligence,data,andanalyticstooptimizecustomerexperience,furtherexpandingourabilitytounderstandneedsandelevateourdeliverystandards.Wehaveincreasedpersonalizedinteractions,overhalfofouroffersarebasedoncustomerbehaviorandtransactiondata,resultinginuptofourtimeshigherengagementandthreetimeshigherdigitalconversionrates.WithinEsfera,developedanintelligent,personalizedrewardsjourney,creatinggreatervalueperpoint.Wealsoimprovedthedebtrenegotiationprocess,makingitfaster,moreconvenient,andcustomer-centric.Additionally,weareco-developingglobalplatformswiththeSantanderGroup,positioningBrazilasakeydrivertoacceleratethetransformationagenda,enhanceoperationalefficiency,andserveclientsinasimpler,morepersonal,andfairerway. WecontinuetoprogressconsistentlyintheevolutionofourROAE,maintainingcapitaldisciplineandremainingguidedbyourstrategicpillarsandourcontinuoustransformation,alongsideourclients,employees,shareholders,andsociety. R$ 4.0billion ROAE 17.5% (+1.2 p.p. QoQ and +0.5 p.p. YoY) Santander Brasil | 3rd quarter of 2025 Earnings Release 3 We are constantly striving to improve our offerings and customer service by combining human contact with the digital environment to bring the best experience at every touchpoint with the Bank. In the digital channel, we continue to evolve technologically, with increasingly simpler yet more comprehensive journeys. We are focusing on hyper-personalization, where 52% of our offers are already based on customer behaviors. As an example of the results of these efforts, we achieved up to four times higher engagement and three times greater digital conversion in cards. In Esfera, we are building an intelligent reward journey, supported by AI to analyze customer behavior and deliver a more seamless experience, with personalized offers and benefits, adding more value to each point earned. In emDia, we are using generative AI to assist customers in the debt renegotiation process through voice and text agents, making it faster, more convenient, and with an improved experience, resulting in greater productivity and customer satisfaction. Our combined efforts are reflected in growing customer satisfaction over the past two years across both Individuals and Companies segments. Among SMEs, we reached the highest NPS level in our history, demonstrating our commitment to delivering solutions that meet our needs, with excellence in service and experience. (1) Considering transactionality, loans, and investments, requiring at least two of these verticals for the bank to be considere Integrated customer perspective Obsession with a complete customer experience 4 We remain focused on being the most present bank in our customers' lives. Our customer-centric strategy translates into sustainable growth of our customer base, especially among customers with primacy1, evolution of satisfaction, as measured by the NPS, and increased profitability. We expanded our customer base by 7% YoY, reaching 72.8 million. The base of Individuals customers with primacy grew by 7% over the year. The evolution of our business model, with intensive technology to serve customers when, how, and where they desire, enables continuous enhancement of their journey, with product offerings better suited to their profile, always focusing on primacy. To drive the recovery of our profitability, we will leverage our three pillars of primacy: transactionality, credit, and investments. Santander Brasil | 3rd quarter of 2025 Earnings Release Results Strategy Strategy Accounting and managerial results reconciliation Technological evolution to serve our customerswhere, how andwhen they desire Customer Centricity Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Total 72.8 million (+7% YoY) Customers Customers with primacy1 +7% YoY Active 33.7 million (+4% YoY) NPS 61 +7 points in 2 years Individuals NPS 52 Companies +13 points in 2 years Customer satisfaction Weviewcardsasakeytransactionalitylever,servingasabusinessdriver.Thisquarter,wesustainedgrowingrecurrenceintheuseofourcards,reflectingtheincreaseincredittransactionvolume(+5%YoYand+2%QoQ)andtheriseinaveragespending(+15%YoYand+5%QoQ),contributingtoconsistentandsustainablegrowthincreditturnover(+12%YoYand+3%QoQ).Wealsohighlightthequalityofourcustomerbase,inwhich88%areaccountholders(+1p.p.YoYandstableQoQ),customerswithabetterriskprofile,and55%ofourportfolioiscomposedbyhigh-incomeclients.Weremainfocusedonbeingincreasinglypresentinourcustomers'lives,strivingfortheconstantimprovementintheirexperience.Inthiscontext,inOctoberwelaunchedDiretoaosstraighttotheournewcampaignfocusedonenhancingthecreditcustomerexperience,offeringamorecompleteandmoreengagingjourney. Thankstoourglobaloperations,wearebuildingauniquecloud-basedcardplatformwiththeSantanderGroupthatwillallowfortheexchangeofexperiencesandfunctionalities,bringingmoreagility,unparalleledfeatures,andbenefitstocustomers.Weremainfirmlycommittedtodeliveringinnovationatglobalscale,alwaysplacingthecustomeratthecenter. Weareconstantlyworkingtobeourcustomers'dailychoicebybringingsolutionsthatmaketheirfinanciallivessimpler,morepracticalandefficient.Thus,wearetransformingthepaymentjourney,presentinganewexperiencebyunifyingtransfersandpaymentsinasingleplace,enablingcustomerstoenjoygreaterconvenience,improvedserviceandbettermanagementoftheirtransactions.FollowingthelaunchofTap-to-PayPix,AutomaticPix,andTrazerdinheiro(BringMoney),thisquarterweintroducedPixviacreditcard,enablingcustomerstomakeinstanttransfersusingtheircardlimit,withtheoptiontopayinfullorininstallments,combiningPixagilitywithcreditflexibility. Tofurtherstrengthenourdigitalsecurity,welaunchedtheSecurityAlert,offeringadditionalprotectionforonlinepaymentswithnotificationsfortransferstosuspiciousaccounts.Wecontinuetoinvestincutting-edgetechnologiesandadoptstrictprotectionstandardsthroughouttheentiretransactioncycle. Keyleverfortransactionality Cards Payment's journey Santander Brasil | 3rd quarter of 2025 Earnings Release 5 Results Strategy Strategy Accounting and managerial results reconciliation Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Fundamental pillar for customer primacy Booster for the revenue diversification Focus on being present in the daily lives of our customers Transactionality Consumer Finance as the highlight in the credit pillar Weremainthelargestandmostdigitalconsumerfinancebusinessinthecountry,beingabenchmarkforconvenience,withastreamlinedjourneyforobtainingfinancinginjust4clicks,andhigh-qualitycustomerservicefromtheveryfirstinteraction.Thisstructureisenhancedbytheextensivereachofourcommercialnetwork,withastrongpresenceinsalespointsdirectlyintegratedwithpartners,suchasstoresandcorrespondents.Thispositioning,alliedtopartnershipswith6ofthe10largestautomakersinthecountry,enablesustomaintainourleadershipinautoloanstoindividuals,holdinga21%marketshare2oftheportfolio. TheloanportfoliototaledR$89billion(+13%YoY),withR$79billioninvehicles(+11%YoY),andoriginationreachedR$13billioninthequarter.Wecontinuetoexplorecross-sell,havingopenedover1millionaccountsin2yearsandstrengtheningtheintegratedoffering,improvingouralignmentwithourcustomers'needs.Weadvancedby57%YoYininsurancepoliciesandby29%YoYinfeesonnewcontracts.WekeptNPL(over90)undercontrol(-0,1p.p.YoY)andmaintainingahighcustomersatisfactionrate,reflectedinanNPSof90points. Wearefocusedonthequalityandprofitabilityofourlendingportfoliothroughselectivegrowthandbyfavoringtheoverallrelationshipwithourcustomers.WeachievedR$264billioninourexpandedloanportfoliointheindividualsegment(disregardingtheconsumerfinanceunit),decreasing1%year-on-year.Wemaintainadisciplinedapproachtolending,focusingonthequalityandprofitabilityofourassets,increasingthesegment'srevenueby2%YoYintheninemonthsof2025,withtheNPLratio(over90days)stableyear-on-year.TheSelectsegmentgrewitsrevenuesby8%YoYinninemonthsof2025anditsNPLratiois31%lowerthanotherindividualcustomersegments.Inthemassincomesegment,wecontinuetoevolvethroughhyper-personalizationandafocusonthecustomerexperienceandjourney,increasing14%indepositsversusadecreaseof6%inloansyear-overyear,alongsidea15%YoYreductioninthecosttoserve,improvingourefficiency. Focus on asset quality and profitability Creditservesasacomplementarycomponenttotransactionalityandinvestments,withhyper-personalizationcontributingtomaximizethecustomerexperience.Wefocusondata-drivenprospectionwithreductionoftheacquisitioncostandreal-timecustomizedoffers.WehavealsoadoptedanincreasinglysmarterapproachthroughOpenFinanceforSMEsandIndividuals. Individuals Santander Financiamentos (1) Compared to the previous model. (2) Data-base: August/25. Wearecloser,moreavailable,andintegratedintoourclients'businesseswithanofferingthatprioritizestheprimaryrelationship.WekeepexpandingtheSMEssegmentthroughgreatertransactionality,consistentlending,andincreasedfunding,withcontinuousenhancementstoourcustomers'experienceandpersonalizedofferingstailoredtotheirneeds.WereachedR$90billioninourexpandedloanportfolio,representinggrowthof12%overtheyear.Furthermore,werevampedourserviceofferingandbusinessmodellastyear,investedinbolsteringourteamofspecialists,andmaintainedourfocusondigitizingourprocesses,inadditiontoinvestinginstrengtheningourbrand.Thisenabledustoprovidebetterserviceandattaingreaterproductivity(4timesmorevisitsperspecialist1),customersatisfaction(+13pointsin2years)andbusinessprofitability,withthenine-monthrevenueincreasingby13%over2years. Wide presence and competitive advantages to drive business growth SMEs Santander Brasil | 3rd quarter of 2025 Earnings Release 6 Results Strategy Strategy Accounting and managerial results reconciliation Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Credit Expansionofthefundingplan Investments Results Strategy Strategy Accounting and managerial results reconciliation Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments FocusonexpandingretailfundingbyleveragingtherobustnessofToroandSantander.Buildingthebestinvestmentplatforminthemarket,groundedinahumanizedrelationshipwithscaleanddigitalexcellence. We remain focused on the evolution of the funding mix to achieve a higher share of Individuals segment. As a result of our efforts, the share of individuals in the total funding increased by 3 p.p. YoY, from 44% (3Q24) to 47% (3Q25). The individual investor client base, meaning those with investments exceeding R$ 100,000, grew by 7% YoY. Individuals Wecontinuetoevolveinourexpansionplan,leveraginghightechnologytohyper-personalizetheexperienceofourcustomersandboostproductivityevenmore. PitchMakerisaconcreteexampleofhowweapplyartificialintelligencetoenhancetheabilityofouradvisorstodeliverexcellentservice,enablingmoreinteractions,closerrelationshipsandgreatervalueforcustomers. Weareadvancingstrategicallyinhowweprovideinvestmentadvisory,integratingdata,technology,andrelationshipstobetterserveourclients. Wehave1,700advisors,apresencein180cities,andahighlevelofservicesatisfaction,withanNPSof86points(+5p.p.YoY). Santander Brasil | 3rd quarter of 2025 Earnings Release 7 (1) eNPS (Employee Net Promote Score) measurement of employee satisfaction levels. Santander Brasil | 3rd quarter of 2025 Earnings Release 8 37% Black and brown employees +1 p.p. YoY Inclusive culture 36% Women in leadership roles Our people are the greatest lever for delighting our customers We continue to strengthen our organizational culture, which has the purpose of helping people and businesses prosper. Our employees highlight that teamwork, collaboration, and an inclusive environment are among the top reasons for pride in being part of the Group. Taking initiative and innovating gain prominence, accelerating digital transformation and enhancing personalized offerings for the most diverse segments of society. We achieved an eNPS1 of 79 points in our Your Voice survey, an important tool that enables us to gauge the organization's pulse and establish actions for the constant evolution of Santander. +2 p.p. in 2 years +1 p.p. in 2 years Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Results Strategy Strategy Accounting and managerial results reconciliation +1 p.p. YoY Continuous learning Growth opportunities are democratized and within everyone's reach. We invest in fostering an environment where each professional engages in continuous learning and, from that, takes the lead in building their own career. 94% of employees participated in training during the year 48% of all courses are taught by internal instructors The health and well-being of employees are non-negotiable for Santander. We focus on physical, emotional, social and financial well-being of our employees. Well-being WeenabledR$36.5billioninsustainablebusinessandachievedaportfolio1ofR$44.9billion,whichincludesgreenbondissuances,cleanenergyfinancing,anddedicatedproductoptions. WemaintainedourmarketleadershipinCBIOS(carboncredits)witha43%marketshare. ThroughPRONAMPE,aBrazilianFederalprogram,wereachedaportfolioofR$5.5billion,supportingmicroandsmallbusinessesindrivingtheirgrowth. AtProsperaSantanderMicrofinance,whichprovidesfinancialsolutionstoentrepreneurs,weattainedaloanportfolioofR$3.3billion(+4%YoY),withatotalcustomerbaseof1.1millioncustomers. WetookpartintheEcoInvestIIauction,aBrazilianGovernmentprogramforExternalPrivateCapitalMobilizationandExchangeRateProtection,aimedatattractingforeignprivateinvestmentstosupporttheecologicaltransformation. Throughsocialandproductiveinclusioninitiatives,financialeducation,andculturalactivities,wehavebenefited1.7millionpeopleseekingprofessionaldevelopment,withaninvestmentofnearlyR$21.2million. Main highlights of the quarter: (1) Portfolio includes operations that qualify under Santander's Sustainable Finance and Investment Classification System ("SFICS"). Santander Brasil | 3rd quarter of 2025 Earnings Release 9 Sustainability Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Inthisjourney,thehighlightsaretheassessmentandmitigationofsocial,environmental,andclimateriskswhenprovidingloanstoprojectsandcompanies;thegenerationofbusinessesthatsupportcustomers'transitiontowardsalow-carboneconomy;andthebuildingofamoreinclusivesocietythroughactionsineducation,employabilityandentrepreneurship,inadditiontofinancialandsocialinclusion.Manyoftheseinitiativesareaccompaniedbyglobalgoalsinareaswherewehavethegreatestpotentialimpact,suchasclimate,financialandculturalinclusion.Toensurepropergovernanceofthisprocess,werelyonrobustpoliciesandcontrols,supportedbyseniorleadership. Oursustainabilityhistorystartedover20yearsago.Throughoutthisperiod,wehaveundergoneajourneyofsignificantevolution,duringwhichwehaverefinedourprograms,businessesandgovernancepertainingtothetheme. Results Strategy Strategy Accounting and managerial results reconciliation 3rdquarter 2025 Performance Analysis NetprofittotaledR$4.0billioninthequarter,up9.4%yearlyand9.6%quarterly,resultinginaROAEof17.5%,anincreaseof0.5p.p.overtwelvemonthsand1.2p.p.comparedtothepriorquarter. Totalrevenuesgrewby1%bothonanannualcomparisonandquarterly,drivenbyfees.Netinterestincomeremainedvirtuallystableovertheyear(-0.1%)anddeclinedby1.2%versusthepreviousquarter,withmarketNIIimpactedbythehighernumberofbusinessdaysandthenegativesensitivitytotheincreaseininterestratespartiallyoffsetbytheriseinclientNII,supportedbythehighernumberofbusinessdays,pricingdiscipline,andportfoliomix,contributingtotheexpansionofspread. Feesdeliveredsolidperformanceonbothyearlyandquarterlybases,maintainingthefocusonrevenuediversification,morebalancedbetweencreditandservices.Overtwelvemonths,feesincreasedby4.1%,drivenbycardsandinsurance,partiallyoffsetbyrevenuesreclassifiedtonetinterestincome,inaccordancewithCMNResolutionNo.4,966/21adoptedin2025.Excludingtheseeffects,feeincomewouldhavegrownby6.5%fortheyear.Comparedwiththepreviousquarter,feesadvanced6.7%,supportedbyhigherrevenuesfromcards,insurance,capitalmarkets,andloanoperations. Theexpandedloanportfolioincreasedby3.8%overthepastyearand2.0%relativetotheprecedingquarter,withgrowthacrossallsegments,alignedwiththestrategyofdisciplinedcapitalallocationfocusedonstrategicbusinesses,portfolioriskmanagement,andprofitability. Fundingrose2.4%intwelvemonthsand2.8%againstthepriorquarter,continuingourpursuitofamorebalancedmixbetweenandcustomers,witha3p.p.improvementyear-on-yearandstableperformancequarter-on-quarter,maintainingthe47%shareoftheindividualsegment. Regardingloanquality,weobservedanimprovementinshort-termNPL(-0.2p.p.fromthepreviousquarter),reflectingthebetterqualityofnewvintages,whiletheover-90-dayNPLremainedunderpressure(+0.1p.p.onanannualcomparisonand+0.3p.p.QoQ),reflectingthemorechallengingmacroeconomicenvironment. Expensesremainedundercontrol,virtuallystableintheperiod,declining0.5%overthepastyearandshowingaslightincreaseof0.2%versusthepriorquarter,reflectingourcommitmenttoefficientcostmanagementandtheuseoftechnologytooptimizeprocessesandmaximizeproductivity.Ourefficiencyratioreached37.5%inthequarter(-1.4p.p.overtwelvemonthsand+0.7p.p.comparedtothepreviousquarter). Wemaintainourcommitmenttopursuingsustainablelong-termresultsthroughasolidanddiversifiedbalancesheet,fueledbyanobsessionwiththeexcellenceofourcustomers'experience. GUSTAVO ALEJO, CFO OF SANTANDER BRASIL Santander Brasil | 3rd quarter of 2025 Earnings Release 10 Quarterly Highlights Client NII R$ 16.6 billion Market NII R$ -1.3billion Cost of Risk 3.86% Efficiency ratio 37.5% ROAE 17.5% Funding from Clients R$ 659billion Managerial Net Profit R$ 4.0 billion +9.6% QoQ+9.4% YoY Expanded loan portfolio R$ 689 billion +2.0% QoQ+3.8% YoY +2.4% QoQ+2.8% YoY +2.7% QoQ+11.1% YoY +84.5%QoQn.a. YoY stable QoQ+0.2 p.p. YoY +0.7 p.p. QoQ-1.4 p.p. YoY +1.2 p.p. QoQ+0.5 p.p. YoY Executive summary (1) Excluding100%ofthegoodwillbalance(netofamortization),whichamountedtoR$1,838millioninSeptember2025,R$1,949millioninJune2025,andR$2,311millioninSeptember2024. (2) EfficiencyRatio:GeneralExpenses/(NetInterestIncome+Fees+TaxExpenses+OtherOperatingIncome/Expenses+InvestmentsinAffiliatesandSubsidiaries). (3) RecurrenceRatio:Fees/GeneralExpenses. (4) Coverageratio:stage3provisionunderstage3portfolio. (5) Includingprivatesecuritiesandguarantees(mortgagereceivablescertificates-"CRI",agriculturalreceivablescertificates-"CRA",creditrightsinvestmentfunds-"FIDC",andruralproductbonds-"CPR",inadditiontodebentures,promissorynotes,commercialpapers,eurobondsandfloatingratesnotes). (6) IncludingSavings,DemandDeposits,TimeDeposits,Debentures,AgribusinessCreditNotes-"LCA",MortgageCreditNotes-"LCI",FinancialBills,CertificatesofStructuredOperations-"COE",andSecuredMortgageNotes-"LIG". (7) Numberofsharesrepresentingtheoutstandingsharecapital,excludingtreasuryshares. (8) Sep/25: On July 10th of 2025, approved the distribution of IoC in the amount of R$ 2,000 million. June/25: On April 10th of 2025, approved the distribution of IoC in the amount of R$ 1,500 million. Sep/24: On July 10th of 2024, approved the distribution of IoC in the amount of R$ 1,500 million. R$ million Santander Brasil | 3rd quarter of 2025 Earnings Release 11 Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation 3Q25 2Q25 3Q25 x 2Q25 3Q24 3Q25 x 3Q24Managerial net profit 4,009 3,659 9.6% 3,664 9.4% Performance indicators Managerial return on average equity1 - annualized17.5%16.4%1.2 p.p.17.0%0.5 p.p.Managerial return on average asset1 - annualized 1.3%1.2%0.1 p.p.1.2%0.1 p.p.Efficiency ratio237.5%36.8%0.7 p.p.38.9%-1.4 p.p.Recurrence ratio386.4%81.2%5.3 p.p.82.6%3.8 p.p.NPL ratio (15 to 90 days)3.9%4.0%-0.2 p.p.3.6%0.3 p.p.NPL ratio (over 90 days)3.4%3.1%0.3 p.p.3.2%0.1 p.p.Coverage ratio of stage 3 loan portfolio466.2%67.1%-0.9 p.p.-- Balance sheet Sep/25 Jun/25 Sep/25 x Jun/25 Sep/24 Sep/25 x Sep/24Total assets 1,253,877 1,224,314 2.4% 1,285,352 -2.4%Loan portfolio 550,261 539,496 2.0% 535,958 2.7%Total expanded loan portfolio5 688,801 675,523 2.0% 663,503 3.8%Funding from clients6 659,479 643,827 2.4% 641,252 2.8%Equity 94,171 92,459 1.9% 88,770 6.1%BIS ratio15.2%15.0%0.2 p.p.15.2%0.0 p.p.CET1 ratio11.7%11.6%0.2 p.p.10.9%0.8 p.p. Shares indicators 3Q25 2Q25 3Q25 x 2Q25 3Q24 3Q25 x 3Q24Market cap (R$ million) 110,580 110,130 0.4% 105,791 4.5%Managerial net profit by unit (R$) - annualized 4.29 3.92 9.6% 3.93 9.3%Accounting net profit by unit (R$) - annualized 4.22 3.85 9.8% 3.80 11.0%Total shares by the end of the period - million7 7,471 7,471 - 7,460 11 Book value by unit (R$) 24.72 24.23 2.0% 23.18 6.6%IoC and dividends8 (R$ million) 2,000 1,500 500 1,500 500 Other data Sep/25 Jun/25 Sep/25 x Jun/25 Sep/24 Sep/25 x Sep/24Employees 51,747 53,918 (2,171) 55,035 (3,288)Stores 961 1,036 (75) 1,292 (331)Points of sale 828 910 (82) 1,082 (254)Own ATMs 6,285 6,699 (414) 7,919 (1,634)Shared ATMs 25,497 24,850 647 23,777 1,720 Managerial net profit and ROAE R$ million ROAE Managerial income statement R$ million Santander Brasil | 3rd quarter of 2025 Earnings Release 12 3,664 3,855 3,861 3,659 4,009 17.0% 17.6% 17.4% 16.4% 17.5% 3Q24 4Q24 1Q25 2Q25 3Q25 0.5 p.p. 1.2 p.p. 3Q25 2Q25 3Q25 x 2Q25 3Q24 3Q25 x 3Q24 Net interest income 15,208 15,396 -1.2% 15,227 -0.1% Client NII 16,556 16,127 2.7% 14,902 11.1% Market NII (1,348) (730) 84.5% 325 n.a. Fees 5,552 5,204 6.7% 5,334 4.1% Total revenue 20,760 20,600 0.8% 20,561 1.0% Result from loan losses (6,524) (6,862) -4.9% (5,884) 10.9% Provision for loan Losses (7,510) (7,758) -3.2% (6,797) 10.5% Recovery of loans written-off as losses 986 896 10.1% 913 8.0% General expenses (6,423) (6,412) 0.2% (6,457) -0.5% Personnel expenses (3,005) (3,033) -0.9% (3,026) -0.7% Administrative expenses (3,419) (3,379) 1.2% (3,431) -0.4% Tax expenses (1,420) (1,334) 6.5% (1,409) 0.8% Investments in affiliates and subsidiaries 98 80 23.3% 69 41.8% Other operating income/expenses (2,298) (1,928) 19.2% (2,613) -12.1% Operating income 4,192 4,144 1.2% 4,267 -1.8% Non operating income 97 58 68.6% 66 47.3% Profit before tax 4,289 4,201 2.1% 4,333 -1.0% Income tax and social contribution (190) (429) -55.7% (630) -69.8% Minority interest (90) (113) -19.9% (39) n.a. Managerial net profit 4,009 3,659 9.6% 3,664 9.4% Accounting net profit 3,944 3,593 9.8% 3,548 11.2% Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation Net interest income During the quarter, client NII grew by 2.7%, driven by improvements in funding NII, supported by a higher interest-rate environment, and in credit NII, with wider spreads, while average volume remained stable. In addition to these effects, working capital result increased 19.3% in the quarter, also benefitting from a high-rate scenario. On a year-over-year basis, client NII rose 11.1%, driven by both credit NII and funding NII, supported by the Selic increase, wider spreads and higher volumes. Market NII widened its loss in the quarter, totaling -R$ 1,348 million versus -R$ 730 million in the prior quarter, impacted by a higher number of business days and its negative sensitivity to rising interest rates. Evolution of net interest income Spread (p.a.) Market NII Client NII R$ million Santander Brasil | 3rd quarter of 2025 Earnings Release 13 R$ million NII Net interest income reached R$ 15,208 million in 3Q25, a decline of 1.2% quarter-over-quarter. Client NII amounted to R$ 16,556 million, increasing by 2.7% for the quarter, while market NII deteriorated, resulting in a loss of R$ 1,348million. On an annual comparison, net interest income was virtually stable (-0.1%), reflecting the impact on market NII from its negative sensitivity to the rise in interest rates, while client NII increased 11.1%, supported by both funding and credit. 325 198 97 (730) (1,348) 14,902 15,780 15,825 16,127 16,556 15,227 15,978 15,922 15,396 15,208 9.89% 10.49% 10.51% 10.75% 10.85% -2.00% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% (2,000) 3,000 8,000 13,000 18,000 23,000 28,000 3Q24 4Q24 1Q25 2Q25 3Q25 0.96 p.p. 0.10 p.p. Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation 3Q25 2Q25 3Q25 x 2Q25 3Q24 3Q25 x 3Q24 Client NII 16,556 16,127 2.7% 14,902 11.1% Product NII 15,753 15,453 1.9% 14,262 10.5% Volume 598,959 599,342 -0.1% 592,912 1.0% Spread (p.a.) 10.85% 10.75% 0.10 p.p. 9.89% 0.96 p.p. Working capital 803 673 19.3% 640 25.4% Market NII -1,348 -730 84.5% 325 n.a. NII 15,208 15,396 -1.2% 15,227 -0.1% Fees totaled R$ 5,552 million in 3Q25, up 6.7% quarter-over-quarter, mainly driven by higher revenues in cards, insurance and capital markets. On an annual basis, fees increased 4.1%, led by card and insurance revenues, partially offset by a decline in loan-related fee lines impacted by the reclassification stemming from CMN Resolution No. 4,966/21. Excluding the regulatory effects, the loan operations line would have grown 5.8% yearover- year and total fee income would have increased 6.5% YoY. Evolution of total fees Fee breakdown R$ million R$ million Fees Santander Brasil | 3rd quarter of 2025 Earnings Release 14 R$ million Card revenues reached R$ 1,568 million in 3Q25, an advance of 5.7% QoQ, mostly due to higher credit-card turnover. Compared to 3Q24, these revenues rose 14.4%, primarily driven by a 12% expansion in credit turnover, anchored by a 15% increase in average spending. Cards revenues R$ million Turnover and average spending2 R$ billion Cards (1) Disregarding the CMN Resolution No. 4,966/21 effect. (2) Credit Spending. 5,334 5,515 5,137 5,204 5,552 3,000 3,500 4,000 4,500 5,000 5,500 6,000 3Q24 4Q24 1Q25 2Q25 3Q25 4.1% 6.7% 5,334 197 (27) 90 (94) 76 32 (16) (40) 5,552 4,000 4,200 4,400 4,600 4,800 5,000 5,200 5,400 5,600 5,800 3Q24 Cards Current Account Insurance Fees Credit Operations Securities Brokerage and Placement Asset Management Collection Services Others 3Q25 68.3 76.6 71.0 74.2 76.4 26.6 29.3 25.5 25.4 24.8 94.9 105.9 96.5 99.6 101.2 100 111 105 110 115 (20) - 20 40 60 80 100 120 140 5.0 25.0 45.0 65.0 85.0 105.0 125.0 145.0 165.0 185.0 3Q24 4Q24 1Q25 2Q25 3Q25 Credit Debit Average spending (base 100) 1,371 1,554 1,420 1,483 1,568 500 700 900 1,100 1,300 1,500 1,700 1,900 3Q24 4Q24 1Q25 2Q25 3Q25 3Q25 2Q25 3Q25 x 2Q25 3Q24 3Q25 x 3Q24 Cards 1,568 1,483 5.7% 1,371 14.4% Current account 892 939 -5.0% 920 -3.0% Insurance fees 1,148 1,027 11.8% 1,058 8.5% Credit operations 522 454 15.1% 616 -15.2% Securities brokerage and placement 426 353 20.5% 350 21.6% Asset management 462 433 6.8% 430 7.5% Asset management and pension funds 171 152 12.5% 190 -10.2% "Consórcios" 291 281 3.7% 240 21.6% Collection services 283 290 -2.2% 299 -5.3% Others 252 227 11.0% 291 -13.6% Total fees 5,552 5,204 6.7% 5,334 4.1% Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation 361 +5.8%1 +6.5%1 5,6821 1,058 1,050 1,028 1,027 1,148 3Q24 4Q24 1Q25 2Q25 3Q25 Asset management revenues R$ million SecuritiesbrokerageandplacementfeesamountedtoR$426millionintheperiod,up20.5%QoQand21.6%YoY.Bothchangesareexplainedbythehighervolumeofcapitalmarketstransactionsduringthequarter. Securitiesbrokerageandplacement Securities brokerage and placement revenues R$ million CurrentaccountservicefeestotaledR$892millionin3Q25,down5.0%quarter-over-quarterand3.0%versus3Q24.Weareprioritizingrelationshipcompletenesswithourclients,focusingontransactionalityandprimaryrelationships. Currentaccount AssetmanagementfeestotaledR$462millioninthequarter,aquarterlyincreaseof6.8%,supportedbyfundadministrationrevenuesbenefitingfrommoreworkingdaysandawarmercapitalmarketsenvironmentintheperiod.Fortheyear,theserevenuesexpanded7.5%,drivenby"consórcios".Commercialaccelerationthroughnewsaleschannelshasboostedour"consórcios"business,whichgrew21.6%YoY. Current account revenues R$ million Santander Brasil | 3rd quarter of 2025 Earnings Release 15 InsurancecommissionstotaledR$1,148millionin3Q25,up11.8%quarter-over-quarter.Revenueswerepositivelyimpactedbyhighergrosspremiumsbothfornon-loan-relatedinsurance,especiallyautoandthenewaccount-cardinsurancelaunch,andforloan-relatedinsurance,inlinewiththecreditgrowthrecovery.Year-over-year,revenuesexpanded8.5%,reflectingstrongperformanceininsurancelinkedtoloanoriginationvolumes. Insurance revenues R$ million Insurance CreditoperationfeestotaledR$522millionin3Q25,up15.1%QoQgiventhepickupinloanoriginationandtariffrepricing.Fortheyear,the15.2%declineisexplainedbythemigrationoforigination-relatedfeestotheNIIinaccordancewithCMNResolutionNo.4,966/21.Excludingthatreclassification,wewouldhavereporteda5.8%YoYincrease.CollectionsServicesrevenuesamountedtoR$283millionintheperiod,down2.2%QoQand5.3%YoY,mainlyduetotheloweruseofbillingslipsduringtheperiod. CreditoperationsandCollectionsServices Assetmanagement 350 421 398 353 426 3Q24 4Q24 1Q25 2Q25 3Q25 920 933 900 939 892 45.1 45.9 47.0 47.7 48.5 (10.0) - 10.0 20.0 30.0 40.0 50.0 60.0 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 1,500 3Q24 4Q24 1Q25 2Q25 3Q25 Current Account Account holders (million) 190 120 150 152 171 240 254 264 281 291 430 374 414 433 462 3Q24 4Q24 1Q25 2Q25 3Q25 Asset Management "Consórcios" Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation Provision for loan Losses decreased 3.2% quarter-over-quarter and increased 10.5% YoY, mainly pressured by the macroeconomic environment, as high rates tend to raise household indebtedness and increase chapter 11 filings. The annual comparison is also affected by the provisioning model changes introduced by CMN Resolution No. 4,966/21, effective from 2025. Revenue from recovery of loans written-off as losses totaled R$ 986 million in the quarter, up 10.1% QoQ and 8.0% YoY. We remain committed to operational excellence, supported by intensive use of technology and data, enabling amore assertive assessment of our life stages. Provisions for loan losses' results and cost of risk R$ million Managerial provisions for loan losses' results totaled R$ 6,524 million in 3Q25, a decrease of 4.9% quarterly, reflecting the credit selectivity we have adopted in recent quarters. On an annual basis, provisions increased 10.9%, impacted by both the macroeconomic scenario and the implementation of CMN Resolution No. 4,966/21. Santander Brasil | 3rd quarter of 2025 Earnings Release 16 The cost of risk reached 3.86%, virtually stable QoQ despite lower provision expenses and the portfolio growth, and up 0.2 p.p. YoY. From 2025, the indicator incorporated a new methodology derived from CMN Resolution No. 4,966/21, thus not being comparable to periods prior to 2025. (622) (896) (986) 7,012 7,758 7,510 6,390 6,862 6,524 3.74% 3.90% 3.86% 3.0% 3.2% 3.4% 3.6% 3.8% 4.0% (1,000) 1,000 3,000 5,000 7,000 9,000 11,000 13,000 15,000 1Q25 2Q25 3Q25 Provision for loan losses Recovery of loans written-off as losses Cost of risk1 (1) Annualized accumulated cost of risk Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation 5,633 5,492 6,079 7,992 4,875 1.05% 1.01% 1.11% 1.47% 0.89% 3Q24 4Q24 1Q25 2Q25 3Q25 Write-off over loan portfolio2 NPLformationtotaledR$6,637millionin3Q25,up1.1%inthequarterand12.5%intheyear.TheratioofNPLformationtotheloanportfoliostoodat1.23%fortheperiod,up0.03p.p.QoQ,reflectingtherolloverofpartofthedelinquenciesfromthefirstsemesterof2025,andup0.1p.p.YoY. Write-offsamountedtoR$4,875millionin3Q25,down39.0%fromthepreviousquarterand13.5%intheyear,duetotheanticipationofwrite-offsinthe2Q25.Consequently,theratioofwrite-offstotheloanportfoliofell0.6p.p.inthequarterand0.2p.p.YoY,reaching0.89%. NPL Formation1 Write-off Renegotiated loan portfolio Santander Brasil | 3rd quarter of 2025 Earnings Release 17 Write-off (R$ million) (1) NPL Formation is calculated by adding the portfolio written-off as loss during the period to changes in the balance of the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter, disregarding the renegotiated portfolio. (2) Average loan portfolio balance for the last two quarters. 5,902 5,744 6,766 6,568 6,637 1.10% 1.07% 1.23% 1.20% 1.23% 3Q24 4Q24 1Q25 2Q25 3Q25 Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation StartingJanuary1,2025,withtheimplementationofCMNResolutionNo.4,966/21,therenegotiatedportfolioispresentedunderabroaderconceptandisnotcomparablewithearlierperiods. Attheendof3Q25,therenegotiatedportfoliototaledR$45.2billion,up0.9%inthequarteranddeclining13.0%intheyear.Wehaveadoptedamorerigorousrenegotiationpolicy.Coverageforthisportfolioclosedthequarterat45.2%,up0.6p.p.versusthepriorquarter. 44.8 45.2 22.9 22.7 44.6% 45.2% 51.1% 50.2% Jun/25 Sep/25 Renegotiated portfolio Restructured portfolio Coverage ratio Restructured / Renegotiated portfolio R$ billion NPL formation (R$ million) NPL formation over the total portfolio1 The15-to-90-dayNPLratioforIndividualsreached5.1%inSeptember2025,down0.2p.p.QoQ,reflectingourimprovedselectivityinthesegment,andup0.2p.p.YoY,duetomacroanddenominatoreffectsgiventhereductionintheindividualloanportfolioovertheyear. ForCorporateandSMEs,theratioclosedSeptember2025at2.2%,stableQoQandup0.6p.p.YoY,mainlyimpactedbySMEs. InCorporate,therewasa0.1p.p.QoQdeclineanda0.1p.p.YoYincrease,closingthequarterat0.2%.AmongSMEs,theindicatorreached5.1%,up0.1p.p.QoQandup1.0p.p.YoY,primarilyinfluencedbythemacroenvironmentandariseinchapter11filings. The15-to-90-dayNPLratiowas3.9%inSeptember2025,down0.2p.p.inthequarter,withimprovementamongIndividuals,andup0.3p.p.intheyear,impactedbytheCorporateandSMEssegment. Asset quality Santander Brasil | 3rd quarter of 2025 Earnings Release 18 Total Individuals Corporate and SMEs Theover-90-dayNPLratioreached3.4%inSeptember2025,up0.3p.p.inthequarterand0.1p.p.intheyear,impactedbothbyIndividuals,especiallylower-incomesegments,andbyCorporate,drivenmainlybylower-revenuesegments. Theover-90-dayNPLratioforIndividualsreached4.2%inthequarter,up0.2p.p.inthequarter,withdeteriorationinlower-incomesegmentsandstableintheannualcomparison. ForCorporatesandSMEs,theratioreached2.1%inSeptember2025,up0.3p.p.QoQ,duetoSMEs,andup0.4p.p.YoY. IntheSMEssegment,theratioreached5.1%,up0.7p.p.QoQand0.3p.p.YoY,drivenbylower-revenuesegments.InCorporate,theratioreached0.3%,up0.1p.p.QoQand0.3p.p.YoY,impactedbyanincreaseinchapter11cases. Over-90-dayNPLratio Total Individuals Corporate and SMEs 1.7% 1.6% 1.9% 1.8% 2.1% 4.2% 4.3% 4.3% 4.0% 4.2% 3.2% 3.2% 3.3% 3.1% 3.4% Sep/24 Dec/24 Mar/25 Jun/25 Sep/25 4.8% 4.5% 4.9% 4.4% 5.1% 0.1% 0.04% 0.1% 0.2% 0.3% Sep/24 Dec/24 Mar/25 Jun/25 Sep/25 1.6% 2.0% 1.9% 2.2% 2.2% 4.9% 4.8% 5.6% 5.3% 5.1% 3.6% 3.7% 4.1% 4.0% 3.9% Sep/24 Dec/24 Mar/25 Jun/25 Sep/25 4.1% 4.4% 4.5% 5.0% 5.1% 0.1% 0.6% 0.2% 0.3% 0.2% Sep/24 Dec/24 Mar/25 Jun/25 Sep/25 Corporate SMEs Corporate SMEs 15-to-90-dayNPLratio Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation Santander Brasil | 3rd quarter of 2025 Earnings Release 19 (1) Excluding 100% of the goodwill amortization expense of R$ 64 million in 3Q25, R$ 66 million in 2Q25, and R$ 117 million in 3Q24. (2) Including profit-sharing. (3) Expenses with business expansion and technology projects include expenses that must support our future growth, such as software amortization and commissions with third-parties in boosting sales. GeneralexpensestotaledR$6,423millionin3Q25,aslightincreaseof0.2%inthreemonths,impactedbyhigherdepreciationandamortizationexpensesintheperiod,reflectinggreaterinvestmentsintechnology.Personnelexpensesdeclined0.9%QoQ,resultingfromefficienciesgeneratedthroughworkforceoptimization.Inthisquarterwealsoreducedtotalheadcountby2.2thousandemployees,ofwhich1.3thousandweretransferredtoSSD,agroupcompany,alignedwiththestrategyofcreatingglobalserviceplatforms. Onayearlybasis,generalexpensesdecreased0.5%,belowrevenuegrowthandinflationfortheperiod,mainlyduetofootprintandworkforceoptimization,despitetheeffectofthe2025collectivebargainingagreementappliedtotheemployeesalarybasefrom3Q25andhighertechnologyinvestments.Expensesrelatedtobusinessexpansionandtechnology3rose3.4%,whilerecurringexpensesfell2.5%YoY.Wemaintainedstrictcostdisciplinedrivenbytechnology,consistentwithourcultureofproductivityandoperationalexcellence. Theefficiencyratiostoodat37.5%in3Q25,increasing0.7p.p.QoQanddecreasing1.4p.p.YoY.Weremaincommittedtointensiveuseoftechnologyandefficientcostmanagement,withadetailedfocusonprocessoptimization. 3,026 3,306 3,189 3,033 3,005 2,619 2,634 2,570 2,561 2,575 812 830 814 819 843 6,457 6,769 6,573 6,412 6,423 3Q24 4Q24 1Q25 2Q25 3Q25 Personnel Expenses Administrative Expenses Depreciation and Amortization 38.9% 38.0% 37.2% 36.8% 37.5% 3Q24 4Q24 1Q25 2Q25 3Q25 Expenses R$ million Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation R$ million General expenses Efficiency ratio3Q252Q253Q25 x 2Q253Q243Q25 x 3Q24Outsourced services, transports, security and financial system Services (971) (941)3.2% (1,042)-6.8%Advertising, promotions and publicity (116) (136)-14.7% (151)-23.2%Data processing (825) (829)-0.5% (697)18.3%Communications (58) (62)-6.9% (71)-19.2%Rentals (127) (150)-15.5% (181)-29.8%Maintenance and conservation of assets (69) (72)-3.6% (80)-13.6%Water, electricity and gas (37) (44)-15.3% (39)-5.2%Material (14) (19)-29.3% (27)-48.6%Other (359) (308)16.6% (331)8.3%Subtotal (2,575) (2,561)0.6% (2,619)-1.7%Depreciation and amortization1 (843) (819)3.0% (812)3.8%Total administrative expenses (3,419) (3,379)1.2% (3,431)-0.4%Compensation2 (2,033) (2,088)-2.6% (2,250)-9.6%Charges (517) (484)6.9% (305)69.7%Benefits (439) (449)-2.1% (437)0.5%Training (15) (12)27.5% (17)-10.0%Other 0 (1)n.a. (17)n.a.Total personnel expenses2 (3,005) (3,033)-0.9% (3,026)-0.7%Administrative + personnel expenses (excludes depreciation and amortization) (5,580) (5,594)-0.2% (5,645)-1.1%Total general expenses (6,423) (6,412)0.2% (6,457)-0.5%Employees 51,747 53,918 (2,171) 55,035 (3,288)Stores and points of sale 1,789 1,946 (157) 2,374 (585) Total assets and liabilities amounted to R$ 1,254 billion in September 2025, an expansion of 2.4% in three months and a decline of 2.4% on an annual basis. Yearly variations are mainly due to changes introduced by CMN Resolution No. 4,966/21. equity reached R$ 94,171 million in the period, up 1.9% in the quarter and 6.1% in twelve months. Balance sheet R$ million Santander Brasil | 3rd quarter of 2025 Earnings Release 20 Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation Other operating income and expenses R$ million 3Q25 2Q25 3Q25 x 2Q25 3Q24 3Q25 x 3Q24 Results from credit cards (476) (450) 5.9% (368) 29.4% Provisions for contingencies (957) (1,087) -12.0% (1,000) -4.3% Other (865) (392) n.a. (1,245) -30.5% Other operating income (expenses) (2,298) (1,928) 19.2% (2,613) -12.1% Other operating income and expenses amounted to an expense of R$ 2,298 million in 3Q25, up 19.2% QoQ. Year-on-year, there was a decline of 12.1%, impacted by reclassifications stipulated in CMN Resolution No. 4,966/21. Sep/25 Jun/25 Sep/25 x Jun/25 Sep/24 Sep/25 x Sep/24 Current assets and long-term assets 1,238,630 1,208,920 2.5% 1,269,415 -2.4% Cash and cash equivalents 10,739 8,626 24.5% 18,566 -42.2% Financial assets measured at fair value through profit or loss 263,599 231,133 14.0% - n.a. Financial assets measured at fair value through others comprehensive income 66,711 70,365 -5.2% - n.a. Interbank investments measured at amortized cost 29,764 41,919 -29.0% 149,639 -80.1% Securities financial instruments measured at amortized cost 124,346 120,590 3.1% 299,221 -58.4% Lending operations 410,844 408,832 0.5% 418,468 -1.8% Other assets measured at amortized cost, other assets and tax assets 332,628 327,455 1.6% 383,521 -13.3% Permanent assets 15,247 15,394 -1.0% 15,938 -4.3% Temporary assets 2,966 2,954 0.4% 2,960 0.2% Fixed assets 4,438 4,695 -5.5% 4,967 -10.7% Intangibles 7,843 7,745 1.3% 8,011 -2.1% Total assets 1,253,877 1,224,314 2.4% 1,285,352 -2.4% Current liabilities and long-term liabilities 1,157,491 1,129,971 2.4% 1,195,385 -3.2% Financial liabilities at fair value through profit or loss 48,435 32,860 47.4% 31,077 55.9% Deposits 491,640 487,545 0.8% 495,854 -0.8% Money market funding 158,330 157,460 0.6% 152,925 3.5% Borrowings 109,168 111,809 -2.4% 109,867 -0.6% Domestic onlendings - official institutions 9,740 8,513 14.4% 9,149 6.5% Funds from acceptance and issuance of securities 179,741 171,626 4.7% 153,699 16.9% Other financial liabilities measured at amortized cost, other liabilities and tax liabilities 160,437 160,158 0.2% 242,814 -33.9% Minority interest 2,214 1,883 17.6% 1,197 84.9% Equity 94,171 92,459 1.9% 88,770 6.1% Total liabilities 1,253,877 1,224,314 2.4% 1,285,352 -2.4% Exposure Biggest debtor 6,695 10 biggest debtors 38,096 20 biggest debtors 57,998 50 biggest debtors 93,673 100 biggest debtors 125,180 1.0% 5.5% 8.4% 13.5% 18.1% Exposure / Total Portfolio Sep/25 Jun/25 Sep/25 x Jun/25 Sep/24 Sep/25 x Sep/24 Individuals 249,025 248,660 0.1% 250,894 -0.7% Consumer finance 89,008 87,403 1.8% 79,013 12.6% SMEs 81,675 78,835 3.6% 72,305 13.0% Corporate 130,553 124,597 4.8% 133,746 -2.4% Total 550,261 539,496 2.0% 535,958 2.7% Private securities1 68,715 69,373 -0.9% 59,897 14.7% Guarantees 69,825 66,654 4.8% 67,648 3.2% Expanded portfolio 688,801 675,523 2.0% 663,503 3.8% Expanded loan portfolio R$ million Santander Brasil | 3rd quarter of 2025 Earnings Release 21 (1) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rates notes. (2) Including: the credit installments pending disbursement to construction companies/real estate developers, holdings in debentures, promissory notes, and mortgage receivables certificates (CRI). The loan portfolio totaled R$ 550,261 million in September 2025, up 2.0% in the three months comparison, boosted by SMEs which grew 3.6% QoQ, and large corporates, which were up 4.8%, especially in confirming and working capital lines. Our Individuals portfolio was stable QoQ (+0.1%), with highlights to credit card (+3.7%) and mortgage (+2.9%) portfolios, partially offset by a 3.9% decline in payroll loans, reflecting selective lending aimed at higher return on capital. Excluding FX effects, the Corporate portfolio would have grown 5.8% QoQ and fallen 1.5% YoY. The total portfolio would have expanded 2.3% in the quarter and 2.9% in the year. The expanded portfolio, which includes structured capital markets operations with credit risk, guarantees and private securities, reached R$ 688,801 million, up 2.0% in the quarter, mainly driven by growth in guarantees (+4.8%). For the year there was an increase of 3.8%, reflecting the rise in private securities (+14.7%), particularly promissory notes and debentures. Excluding FX effects, the expanded portfolio would have grown 2.2% in the quarter and 4.1% in the year. Loan concentration2 R$ million Sep/25 As of September/25, only 18.1% of our credit exposure was concentrated among the top 100 largest debtors. Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation Sep/25 Jun/25 Sep/25 x Jun/25 Sep/24 Sep/25 x Sep/24 Individuals1 249,025 248,660 0.1% 250,894 -0.7% Leasing / auto loan 7,258 7,932 -8.5% 8,516 -14.8% Credit card 59,863 57,707 3.7% 52,303 14.5% Payroll loans 63,235 65,790 -3.9% 73,095 -13.5% Mortgages 71,841 69,838 2.9% 65,966 8.9% Agricultural loans 9,253 9,886 -6.4% 11,086 -16.5% Personal loans / other 37,574 37,507 0.2% 39,928 -5.9% Consumer finance 89,008 87,403 1.8% 79,013 12.6% Individuals 75,013 72,854 3.0% 68,006 10.3% Companies 13,995 14,549 -3.8% 11,007 27.1% Corporate and SMEs1 212,229 203,432 4.3% 206,050 3.0% Leasing / auto loan 3,217 3,372 -4.6% 3,761 -14.5% Mortgages 4,132 3,981 3.8% 3,563 16.0% Trade finance 91,996 89,992 2.2% 92,898 -1.0% On-lending 8,361 7,231 15.6% 7,596 10.1% Agricultural loans 11,566 12,541 -7.8% 12,546 -7.8% Working capital / others 92,957 86,316 7.7% 85,686 8.5% Total 550,261 539,496 2.0% 535,958 2.7% Private securities2 68,715 69,373 -0.9% 59,897 14.7% Guarantees 69,825 66,654 4.8% 67,648 3.2% Expanded loan portfolio 688,801 675,523 2.0% 663,503 3.8% Santander Brasil | 3rd quarter of 2025 Earnings Release 22 Individuals loan portfolio mix by product The Individuals loan portfolio totaled R$ 249,025 million in September 2025, stable in the quarter (+0.1%). Year-on-year, it declined 0.7%, mainly due to payroll loans, partially offset by growth in cards and mortgages. The personal credit-card portfolio reached R$ 59,863 million, up 3.7% QoQ and 14.5% YoY, reflecting our focus on transactionality. Payroll loans totaled R$ 63,235 million, down 3.9% QoQ and 13.5% YoY, reflecting selectivity to maximize return on capital. Personal loans and other, which include renegotiated loans, totaled R$ 37,574 million, a slight increase of 0.2% QoQ and a 5.9% contraction YoY, mainly due to a decline in renegotiated loans. We have adopted a more rigorous renegotiation policy. Individuals loan portfolio Loan portfolio by product R$ million Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation 29.1% 26.5% 25.4% 26.3% 28.1% 28.8% 20.8% 23.2% 24.0% 15.9% 15.1% 15.1% 4.4% 4.0% 3.7% 3.4% 3.2% 2.9% Sep/24 Jun/25 Sep/25 Payroll Loans Mortgages Credt Card Personal Loan/ Other Agribusiness Leasing/ Auto Loan (1) There was migration between the products, without effect in the total portfolio by segment. For better comparison, we reclassified the lines for 2024. (2) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rates notes. 75% 73% 73% 25% 27% 27% 316,487 324,193 335,316 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 0% 20% 40% 60% 80% 100% 120% 140% Sep/24 Jun/25 Sep/25 Corporate SMEs Expanded corporate and SMEs loan portfolio mix by segment Consumer finance portfolio mix R$ million R$ million Consumerfinanceandautoloans Individual auto loan portfolio by channel Auto loan origination Portfolio LTV (Sep/25): R$ million R$ million CorporateandSMEsloans Santander Brasil | 3rd quarter of 2025 Earnings Release 23 Expanded corporate and SMEs loan portfolio mix by instrument TheconsumerfinanceportfoliototaledR$89,008million,mostlyallocatedtovehicles,up1.8%inthequarterand12.6%intheyear.ThetotalvehicleportfoliotoIndividuals,includingoperationsbytheConsumerFinanceunitandtheinternaldistributionchannels,reachedR$78,189millioninthequarter,up1.6%inthequarterand8.9%intheyear. TheexpandedCorporate&SMEsloanportfoliototaledR$335,316million,up3.4%QoQand5.9%YoY.InSeptember/25,36.7%ofourexpandedCorporate&SMEsportfoliowascomposedofguaranteesandprivatesecurities(-0.5p.p.QoQand+1.8p.p.YoY). TheexpandedCorporateloanportfolioamountedtoR$245,693million,up3.2%inthreemonthsand3.8%intheyear,mainlyinconfirmingandworkingcapitallines.Privatesecuritiesfell1.9%inthequarter,whilerising24.9%YoY,mainlyduetodebentures.Guaranteesrose4.1%inthreemonthsandintheyear.ExcludingFXeffects,theexpandedCorporatesportfoliowouldhavegrown3.9%inthequartercomparisonand4.4%intheannualanalysis. TheexpandedSMEsloanportfolioreachedR$89,623million,up4.0%inthreemonthsand12.4%intwelvemonths,withgrowthconcentratedintheloanportfolio,reflectingadvancementsinthesegmentofferingandstrengtheningprimaryrelationships.Privatesecuritiesrose3.3%inthreemonthsand2.6%intheyear. Ourlendingexpertiseisacompetitivedifferential,andtheConsumerFinanceunitremainsastandoutwithinthecreditpillar.WecontinuetoexploreConsumerFinancecross-sellandstrategicpartnershipswith6ofthe10largestautomakersinthecountry,contributingtohealthyportfoliogrowthandkeepingNPLsover90daysatcontrolledlevels,stableQoQanddown0.1p.p.YoY. 89% 88% 88% 11% 12% 12% 79,013 87,403 89,008 Sep/24 Jun/25 Sep/25 Vehicles Goods & Services 63,309 69,024 70,931 8,516 7,932 7,258 71,825 76,956 78,189 Sep/24 Jun/25 Sep/25 14,457 12,151 12,705 3Q24 2Q25 3Q25 36.7% 63.3% Private Securities and guarantees Loan porfolio Internal channel Santander Financiamentos Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation 58% Sep/25 Jun/25 Sep/25 x Jun/25 Sep/24 Sep/25 x Sep/24 Tier I capital 92,862 91,444 1.6% 89,947 3.2% CET1 85,070 83,365 2.0% 75,123 13.2% Additional tier I 7,792 8,079 -3.5% 14,824 -47.4% Tier II capital 17,396 16,714 4.1% 14,938 16.5% Adjusted capital (tier I and II) 110,258 108,158 1.9% 104,885 5.1% Risk weighted assets (RWA) 724,933 719,991 0.7% 689,682 5.1% Credit risk capital requirement 617,085 600,228 2.8% 585,032 5.5% Market risk capital requirement 32,741 46,615 -29.8% 44,007 -25.6% Operational risk capital requirement 75,106 73,148 2.7% 60,643 23.8% Basel ratio 15.2% 15.0% 0.2 p.p. 15.2% 0.0 p.p. Tier I (%) 12.8% 12.7% 0.1 p.p. 13.0% -0.2 p.p. CET1 (%) 11.7% 11.6% 0.2 p.p. 10.9% 0.8 p.p. Additional tier I (%) 1.1% 1.1% 0.0 p.p. 2.1% -1.1 p.p. Tier II (%) 2.4% 2.3% 0.08 p.p. 2.2% 0.2 p.p. Sep/25 Jun/25 Sep/25 x Jun/25 Sep/24 Sep/25 x Sep/24 Demand deposits 42,930 49,068 -12.5% 39,264 9.3% Saving deposits 52,776 53,884 -2.1% 57,144 -7.6% Time deposits 391,572 377,344 3.8% 393,946 -0.6% Repo products1 10,497 10,441 0.5% 15,799 -33.6% Mortgage (LCI) and agribusiness (LCA) credit notes 84,876 81,337 4.4% 81,520 4.1% Financial bills and others2 76,828 71,753 7.1% 53,579 43.4% Funding from clients (A) 659,479 643,827 2.4% 641,252 2.8% (-) Reserve Requirements (92,432) (95,654) -3.4% (92,565) -0.1% Funding net of reserve requirements 567,047 548,172 3.4% 548,687 3.3% Borrowing and onlendings 10,034 8,930 12.4% 9,155 9.6% Subordinated debts 24,943 24,532 1.7% 29,492 -15.4% Offshore funding 125,178 128,741 -2.8% 126,991 -1.4% Total funding (B) 727,203 710,376 2.4% 714,325 1.8% Assets under management3 441,129 447,572 -1.4% 414,689 6.4% Total funding and asset under management 1,168,332 1,157,947 0.9% 1,129,014 3.5% Total credit from clients4 (C) 618,976 608,869 1.7% 595,854 3.9% C/B (%) 85.1% 85.7% -0.6 p.p. 83.4% 1.7 p.p. C/A (%) 93.9% 94.6% -0.7 p.p. 92.9% 0.9 p.p. Funding Santander Brasil | 3rd quarter of 2025 Earnings Release 24 R$ million (1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Includes the Private Banking. The customer funding balance reached R$ 659,479 million in September 2025, up 2.4% QoQ, mainly driven by higher time deposits, especially among Individuals, and financial bills. The decline in demand deposits is explained by migration of funds to time deposits. We are focused on optimizing the liabilities mix with a larger share of Individuals, reducing the funding cost while maintaining optimized liquidity metrics. The Individuals5 segment currently accounts for 47%, stable QoQ and up 3 p.p. YoY. For the year, customer funding grew 2.8%, mainly due to financial bills. Capital R$ million The BIS ratio reached 15.2%, up 0.2 p.p. QoQ, mainly explained by quarterly net profit, contributing to a 1.9% increase in adjusted capital, outpacing growth in risk-weighted assets. Compared to the same period last year, the BIS ratio was stable. CET1 reached 11.7%, an increase of 0.2 p.p. in the quarter and 0.8 p.p. over twelve months, driven by quarterly profit, which outpaced the growth in risk-weighted assets. Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation Reconciliation of accounting and managerial results For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below. Santander Brasil | 3rd quarter of 2025 Earnings Release 25 Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation (1) Currency Hedge: under Brazilian tax rules, gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable (deductible) for PIS/COFINS purposes. This tax treatment results in exchange rate exposure to taxes. A currency hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising fromoverseas investments (branches and subsidiaries); (2) Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided; (3) Amortizationof Goodwill: reversal of goodwillamortization expense; (4) Other events: Reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses. Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. 3Q25 Reclassifications 3Q25 R$ Million Accounting Exchange Hedge1 Credit Recovery2 Amort. of goodwill3 Profit Sharing FX Effects (net) Other events4 Managerial Net Interest Income 13,030 (79) (80) - - 2,336 2 15,208 Result from Loan Losses (6,540) - 71 - - - (55) (6,524) FX Effects (net) 2,336 - - - - (2,336) - - Net Interest Income After Loan Losses 8,825 (79) (9) - - - (54) 8,684 Fees 5,978 - - - - - (426) 5,552 General Expenses (5,900) - - 64 (635) - 47 (6,423) Personnel Expenses (2,420) - - - (635) - 50 (3,005) Administrative Expenses (3,480) - - 64 - - (3) (3,419) Tax Expenses (1,499) 79 - - - - - (1,420) Investments in Affiliates and Subsidiaries 98 - - - - - - 98 Other Operating Income/Expenses (2,740) - 9 - - - 433 (2,298) Operating Income 4,763 - - 64 (635) - - 4,192 Non Operating Income 97 - - - - - - 97 Net Profit Before Tax 4,860 - - 64 (635) - - 4,289 Income Tax and Social Contribution (190) - - - - - - (190) Profit Sharing (635) - - - 635 - - - Minority Interest (90) - - - - - - (90) Net Profit 3,944 - - 64 - - - 4,009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer